THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF REGULATION S-T

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                        The Growth Fund of Spain, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   399877109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               John C. Reynolds
                         Cargill Financial Markets PLC
                    Knowle Hill Park, Fairmile Lane, Cobham
                                Surrey KT11 2PD
                                United Kingdom
                                44-193-286-1000
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)
                              November 13, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 2 of 22 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Markets PLC
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             I.R.S. I.D. No.: None
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]  (b)[ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                         United Kingdom
---------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
      SHARES
---------------------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER
       OWNED             970,600
---------------------------------------------------------------------
      BY EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
---------------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              970,600
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

        970,600
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                              [ ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.7%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

             CO
---------------------------------------------------------------------

                                    2 of 22

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 3 of 22 Pages
-------------------                             --------------------------------


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Holdings
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             98-0157383
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          AF  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
---------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
OWNED
                        970,600
---------------------------------------------------------------------
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10       SHARED DISPOSITIVE POWER
WITH
                        970,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          970,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    3 of 22

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 4 of 22 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Services Corporation
             6000 Clearwater Drive
             Minnetonka, MN  55343-9497
             41-1492786
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          AF  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    970,600
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    970,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          970,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    4 of 22

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 5 of 22 Pages
---------------------------                      -------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill, Incorporated
             15407 McGinty Road West
             Wayzata, MN  55391-2399
             41-0177680
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          AF  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    970,600
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    970,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          970,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    5 of 22

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, par value $.01 per share (the "Shares"), of The Growth Fund of Spain, Inc., a Maryland corporation (the "Fund"), the principal executive offices of which are located at 120 South Lasalle Street, Chicago, Illinois 60603.


ITEM 2. IDENTITY AND BACKGROUND


       (a)   This statement is being filed by the following persons:

            (i) Cargill Financial Markets PLC, a public limited company organized under the laws of England ("Cargill Financial Markets"), which is a wholly-owned subsidiary of Cargill Holdings;

            (ii) Cargill Holdings, an unlimited company organized under the laws of England ("Cargill Holdings (UK)"), which is directly and indirectly wholly-owned by Cargill, Incorporated;

            (iii) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

            (iv)    Cargill, Incorporated, a Delaware corporation.

     Each of the persons listed in (i) to (iv) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 970,600 Shares or approximately 5.7% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b), (c), (f) The address of Cargill Financial Markets and Cargill Holdings
(UK) is Knowle Hill Park, Fairmile Lane, Cobham, Surrey KT11 2PD, United Kingdom. The principal business of Cargill Financial Markets is financial trading and investment activities, conducted both on a proprietary basis and on behalf of unaffiliated investors. The principal business of Cargill Holdings
(UK) is acting as a holding company for Cargill Financial Markets and a significant part of Cargill, Incorporated's other business interests in the United Kingdom.

                                    6 of 22

     The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities, conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

     The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds for all purchases of the Shares by Cargill Financial Markets was working capital.


ITEM 4. PURPOSE OF TRANSACTION

     The Shares purchased by Cargill Financial Markets were acquired for the purpose of investment.

     Cargill Financial Markets today sent a letter to the Board of Directors of the Fund, a copy of which is included as Exhibit B hereto and is incorporated herein by reference, requesting that a shareholder proposal to convert the Fund to an open-end investment company be included in the proxy materials for the Fund's 1997 annual meeting of shareholders. Regardless of the outcome of any shareholder vote on this matter, the Reporting Persons have no present intention to take any other action to influence in any way the management or policies of the Fund.

                                    7 of 22

     The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of the Fund and general economic, financial market and industry conditions.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, the Reporting Persons beneficially owned 970,600 Shares, constituting 5.7% of the outstanding Shares as of May 31, 1996 (as reported in the Fund's Semi-annual Report to Shareholders on Form N-30D for the period ended May 31, 1996). To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto owns beneficially any Shares.

     (b) Cargill Financial Markets presently has the power, and Cargill Holdings
(UK), CFSC and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 970,600 Shares.

     (c) Exhibit C hereto contains information as to all transactions in the Shares effected during the past 60 days by the Reporting Persons. All of the purchases reflected on Exhibit C were made for cash in open market transactions. Except as set forth on Exhibit C, within the past 60 days, the Reporting Persons did not effect any transactions in the Shares. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

     (d) No person other than Cargill Financial Markets has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

     (e)  Not applicable.

                                    8 of 22

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth above, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the persons listed on Exhibit A has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A: List of Executive Officers and Directors of Cargill Financial Markets, Cargill Holdings, CFSC and Cargill, Incorporated.

     Exhibit B: Letter, dated November 22, 1996 from Cargill Financial Markets to the Fund, requesting that a shareholder proposal to convert the Fund to an open-end investment company be included in the proxy materials for the Fund's 1997 annual meeting.

     Exhibit C: Transactions in the Shares by the Reporting Persons in the past 60 days.

     Exhibit D: Joint Filing Agreement, dated as of November 22, 1996, between Cargill Financial Markets, Cargill Holdings, CFSC and Cargill, Incorporated.

                                    9 of 22

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1996

                              CARGILL FINANCIAL MARKETS PLC



                              BY: /s/ John C. Reynolds
                                 ---------------------------------------
                                  NAME:   JOHN C. REYNOLDS
                                  TITLE:  DIRECTOR AND COMPANY SECRETARY

                                    10 of 22

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1996

                              CARGILL HOLDINGS



                              By: /s/ John C. Reynolds
                                 ---------------------------------------
                                  Name:   John C. Reynolds
                                  Title:  Director and Company Secretary

                                    11 of 22

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1996

                              CARGILL FINANCIAL SERVICES CORPORATION



                              BY: /s/ Linda L. Cutler
                                 ----------------------------------------
                                  NAME:   LINDA L. CUTLER
                                  TITLE:  VICE PRESIDENT

                                    12 of 22

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1996

                              CARGILL, INCORPORATED



                              By: /s/ Linda L. Cutler
                                 ----------------------------------------
                                  Name:   Linda L. Cutler
                                  Title:  Vice President

                                    13 of 22

                                   EXHIBIT A
                                   ---------

                       DIRECTORS AND EXECUTIVE OFFICERS
                       --------------------------------

A.  Cargill Financial Markets PLC
    -----------------------------

                                             Occupation or
                                             -------------
Name and Address             Office Held     Employment          Citizenship
----------------             -----------     ----------          -----------

John C. Reynolds             Executive        Lawyer and          U.K.
                             Officer and      Company Secretary
                             Director

David P.L. Corridan          Director        Managing Director   U.K.
                                             (Worldwide Risk
                                             Group)

David W. McLennan            Director        Managing Director   U.S.
                                             (European Value
                                             Investment Group)

John E. Osborn               Director        Controller          U.S.
                                             (Financial
                                             Markets)

David W. Rogers              Director        President           U.K.
                                             (Financial
                                             Markets)

Paul J. Tiller               Executive       Vice President      U.K.
                             Officer and     and European
                             Director        Sector Controller

B.  Cargill Holdings
    ----------------

                                             Occupation or
                                             -------------
Name and Address             Office Held     Employment          Citizenship
----------------             --------------  ----------          -----------

John C. Reynolds             Executive       Lawyer and          U.K.
                             Officer and     Company Secretary
                             Director

Roger Murray                 Director        European President  U.K.

Paul D. Conway               Director        Vice President      U.K.
                                             (Oilseeds) and
                                             U.K. Country
                                             Manager

Peter A.J. Peyton            Director        Administrative      U.K.
                                             Controller

Paul J. Tiller               Executive       Vice President      U.K.
                             Officer and     and European
                             Director        Sector Controller

                                    14 of 22

C.  Cargill Financial Services Corporation
    --------------------------------------

                                             Occupation or
                                             -------------
Name and Address             Office Held     Employment          Citizenship
----------------             -----------     ----------          -----------

Robert A. Kruchoski          Executive       President           U.S.
                             Officer

David W. Rogers              Exeuctive       Executive Vice      U.K.
                             Officer and     President and
                             Director        Chief Operating
                                             Officer

Kenneth M. Duncan            Executive       Senior Vice         U.S.
                             Officer         President

Gary W. Jarrett              Executive       Senior Vice         U.S.
                             Officer         President

Jeffery D. Leu               Executive       Senior Vice         U.S.
                             Officer         President

Michael B. Moore             Executive       Senior Vice         U.S.
                             Officer         President

Robert D. Beach              Executive       Vice President      U.S.
                             Officer

Rae A. Lesmeister            Executive       Vice President      U.S.
                             Officer

David W. MacLennan           Executive       Vice President      U.S.
                             Officer

Linda L. Cutler              Executive       Secretary           U.S.
                             Officer

William W. Veazey            Executive       Treasurer           U.S.
                             Officer and
                             Director

Robert L. Lumpkins           Director        Chief Financial     U.S.
                                             Officer, Cargill,
                                             Incorporated

Ernest S. Micek              Director        President and       U.S.
                                             Chief Executive
                                             Officer, Cargill,
                                             Incorporated

David W. Raisbeck            Director        Executive Vice      U.S.
                                             President,
                                             President (Trading
                                             Sector), Cargill,
                                             Incorporated

                                    15 of 22

D.  Cargill, Incorporated
    ---------------------

                                             Occupation or
                                             -------------
Name and Address             Office Held     Employment         Citizenship
-----------------            -----------     ----------         -----------

Ernest S. Micek              Executive       Chairman of the    U.S.
                             Officer and     Board, President
                             Director        and Chief
                                             Executive Officer

Robert L. Lumpkins           Executive       Vice Chairman of   U.S.
                             Officer and     the Board and
                             Director        Chief Financial
                                             Officer

F. Guillaume Bastiaens       Executive       Executive Vice     Belgium
                             Officer and     President and
                             Director        President (Food
                                             Sector)

David W. Raisbeck            Executive       Executive Vice     U.S.
                             Officer and     President and
                             Director        President
                                             (Trading Sector)

Warren R. Staley             Executive       Executive Vice     U.S.
                             Officer and     President and
                             Director        President
                                             (Western
                                             Hemisphere and
                                             Meat Sectors)

Daniel R. Huber              Executive       President (Asia    U.S.
                             Officer         and Agricultural
                                             Sectors)

Everett W. MacLennan         Executive       Senior Vice        U.S.
                             Officer         President (Human
                                             Resources)

James D. Moe                 Executive       Corporate Vice     U.S.
                             Officer         President,
                                             General Counsel
                                             and Secretary

                                    16 of 22

                                                   Occupation or
Name and Address                Office Held         Employment       Citizenship
-----------------            -----------------  -------------------  -----------

Michael R. Bonsignore        Director           Chairman and CEO,    U.S.
                                                Honeywell, Inc.

Austen S. Cargill II         Director           Vice President,      U.S.
                                                Admin. Div.,
                                                Cargill, Inc.

Livio D. DeSimone            Director           Chairman and CEO,    U.S.
                                                3M

Lloyd P. Johnson             Director           Chairman (Retired),  U.S.
                                                Norwest Corporation

Marianne C. Liebmann         Director           President, Liebmann  U.S.
                                                Florist, Inc.

David D. MacMillan           Director           Private Investor     U.S.

W. Duncan MacMillan          Director           Vice President,      U.S.
                                                Waycrosse, Inc.

Cargill MacMillan, Jr.       Director           Senior Advisory      U.S.
                                                Director,
                                                Cargill, Inc.

Lucy M. Stitzer              Director           Private Investor     U.S.

Michael H. Armacost          Director           President, The       U.S.
                                                Brookings Institute

Michael W. Wright            Director           Chairman, CEO and    U.S.
                                                President,
                                                SuperValu, Inc.

Whitney MacMillan            Director Emeritus  CEO (Retired),       U.S.
                                                Cargill, Inc.

                                   17 of 22

                                                                       Exhibit B
                                                                       ---------

                  [CARGILL FINANCIAL MARKETS PLC LETTERHEAD]

BY COURIER
----------


                                                               November 22, 1996

Kemper Financial Services Inc.
Re: The Growth Fund of Spain
120 S. LaSalle Street
Chicago, IL 60603

Dear Sir/Madam:

        We refer to the Offering Prospectus dated February 14, 1990 for 18,000,000 Shares in The Growth Fund of Spain, Inc. ("Fund"). Common Stock and particularly to the paragraph entitled "Conversion to Open-End Investment Company" on page 12 of that prospectus.

        Pursuant to the above-referenced paragraph, we, being holders of not less than 970,600 shares of the Fund's Common Stock as of November 21, 1996 (see enclosed letter from Morgan Stanley):

        1) confirm that the condition in subparagraph (i) in the above-referenced paragraph is satisfied in that, in the fiscal year which began on December 1, 1995, shares of the Fund's Common Stock traded on the principal securities exchange where listed at an average discount from net asset value of more than 10% determined on the basis of the discount as of the end of the last trading day in each week during the period of 12 calendar weeks preceding December 31 in such fiscal year; and

        2) hereby request that a proposal be submitted to the Fund's shareholders at the next annual meeting of shareholders to the effect that, to the extent consistent with the Investment Company Act 1940, the Fund's Articles of Incorporation be amended to provide that, upon its adoption by holders of three-fourths of the outstanding shares of Common Stock, the Fund will convert from a closed-end to an open-end investment company.

        As a shareholder of the Fund, we encourage the board to take immediate steps to substantially or completely eliminate the discount

                                   18 of 22

Kemper Financial Services Inc.
November 22, 1996
Page 2


between the market price of the shares and the underlying net asset value. We believe that such action would benefit all shareholders of the Fund.

        Kindly acknowledge receipt of this notice by signing the enclosed copy of this letter in the space provided below and returning such copy in the enclosed self-addressed, stamped envelope.

Sincerely,

CARGILL FINANCIAL MARKETS PLC

By:
   --------------------------
     John C. Reynolds
     Director and Company Secretary




Acknowledged:

THE GROWTH FUND OF SPAIN, INC.

By:
    -------------------------
Its:
    -------------------------

Enclosure

cc:  Robert S. Goedken (w/encl.)


                                   19 of 22

                                   EXHIBIT C
                                   ---------

                          TRANSACTIONS IN THE SHARES

                   BY REPORTING PERSONS IN THE PAST 60 DAYS
                   ----------------------------------------

Trade Date       Quantity       Price      Principal       $ Comm       Net
----------       --------       -----      ---------       ------       ---
  11/18/96         20,000          13        250,000          750      249,241
  11/14/96         26,200          13        330,775        1,572      332,347
  11/13/96         35,000          13        437,500        1,750      439,250
  11/13/96        101,500          13      1,268,750        6,090    1,274,840
  10/23/96         20,000          12        240,000        1,200      241,200
  10/15/96         25,000          12        300,000        1,500      301,500
  10/10/96          2,500          12         29,688          150       29,837
   10/9/96         16,600          12        197,125          996      198,121
   10/7/96         25,000          12        296,875        1,500      298,375
   10/2/96         10,600          12        125,875          636      126,511
   10/1/96         37,000          12        434,750        2,220      436,970
   9/26/96         13,300          12        156,275          798      157,073
   9/25/96          3,500          12         40,625          210       40,834
   9/25/96         50,000          12        587,500        3,000      590,500
   9/25/96         11,200          12        130,200          391      130,590


                                    20 of 22

                                   EXHIBIT D
                                   ---------

                            JOINT FILING AGREEMENT
                            ----------------------

     Cargill Financial Markets PLC, Cargill Holdings, Cargill Financial Services Corporation and Cargill, Incorporated, each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Common Stock, $.01 par value per share, of The Growth Fund of Spain, Inc. are, and will be, filed jointly on behalf of each such person.

Dated:  November 22, 1996

                              CARGILL FINANCIAL MARKETS PLC



                              BY:  /s/ John C. Reynolds
                                   --------------------------------
                                   NAME:  JOHN C. REYNOLDS
                                   TITLE:  DIRECTOR AND COMPANY SECRETARY

                              CARGILL HOLDINGS



                              BY:  /s/ John C. Reynolds
                                   --------------------------------
                                   NAME:  JOHN C. REYNOLDS
                                   TITLE:  DIRECTOR AND COMPANY SECRETARY

                              CARGILL FINANCIAL SERVICES CORPORATION



                              BY:  /s/ Linda L. Cutler
                                   --------------------------------
                                   NAME:  LINDA L. CUTLER
                                   TITLE:  VICE PRESIDENT

                                   21 of 22

                       CARGILL, INCORPORATED


                       BY: /s/ Linda L. Cutler
                           ---------------------------------
                           NAME:   LINDA L. CUTLER
                           TITLE:   VICE PRESIDENT

                             22 of 22